CANADA SOUTHERN PETROLEUM LTD.

Proxy Card for the Special Meeting to be held on November 30, 2004 and

the Confirmatory Meeting to be held on December 15, 2004

This proxy is being solicited by the management of

Canada Southern Petroleum Ltd. (the "Company").

The undersigned holder of Limited Voting Shares of the Company hereby appoints Richard C. McGinity, Myron F. Kanik or John W.A. McDonald, or instead of any of them _____, as the proxy of the undersigned to attend, vote and act for and on behalf of the undersigned at the Special Meeting of the shareholders of the Company to be held on November 30, 2004, and at any adjournments thereof, and at the Confirmatory Meeting of the shareholders of the Company to be held on December 15, 2004, and at any adjournments thereof.

The undersigned hereby revokes any proxy previously given and without limiting the general authorization and power hereby conferred, the persons designated above are specifically directed to vote the shares registered in the name of the undersigned as follows:

(Continued and to be signed on the reverse side)

SPECIAL AND CONFIRMATORY MEETINGS OF SHAREHOLDERS OF

CANADA SOUTHERN PETROLEUM LTD.

To be held on November 30, 2004

And December 15, 2004

Please date, sign, and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF PROPOSALS 1 THROUGH 5.
THE APPROVAL OF EACH OF THE PROPOSALS BELOW IS CONDITIONAL UPON ALL OF THE
PROPOSALS BELOW BEING APPROVED. PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE
ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE. ☒

1.	For ☐ Against ☐ Abstain ☐	Proposal for the approval of the Continuance Resolution set forth as <u>Appendix A</u> to the Proxy Statement of the Company dated October 20, 2004 (the "<u>Proxy Statement</u>").
2.	For ☐ Against ☐ Abstain ☐	Proposal for the approval of the Director Term Resolution set forth as <u>Appendix B</u> to the Proxy Statement.
3.	For ☐ Against ☐ Abstain ☐	Proposal for the approval of the Voting Resolution set forth as <u>Appendix C</u> to the Proxy Statement.
4.	For ☐ Against ☐ Abstain ☐	Proposal for the approval of the Director Approval Resolution set forth as <u>Appendix D</u> to the Proxy Statement.
5.	For ☐ Against ☐ Abstain ☐	Proposal for the approval of the Confirmatory Resolution set forth as <u>Appendix E</u> to the Proxy Statement.

If no choice is specified above, the proxy will be voted "FOR".

The holder of this proxy shall have discretionary authority with respect to any amendments or variations to this matter as set out in the Notices of Meeting or with respect to any further matters which are not now known to management which may properly come before the Meetings or at any adjournment(s) thereof, but shall not have authority to vote at any meeting other than the Meetings or any adjournment(s) thereof.

Please read the directions on the left side of this proxy card.

Directions:

(1)   On any vote that may be called for, the shares represented by this proxy will be voted for, voted against or abstained, as the case may be, the matters to be acted upon in accordance with the choice specified in this proxy card.

(2)   A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy card. If a shareholder does not wish to appoint the persons named in this proxy card, he or she should strike out their names and insert in the blank space the name of the person he or she wishes to act as his or her proxy. Such other person need not be a shareholder of the Company.

(3)   This proxy card must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized, or by a representative authorized in the manner referred to in Section 86(1)(a) of the *Companies Act* (Nova Scotia). Executors, administrators, trustees, or other similar authorized representatives should so indicate when signing.

(4)   This proxy form is to be read in conjunction with the accompanying Proxy Statement and Notices of Meetings.

(5)   To be effective this proxy must be received by the Company at least 48 hours (excluding Saturdays, Sundays and holidays) in advance of the Special Meeting or the Confirmatory Meeting, as applicable, at either the offices of American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY, 10038 or the offices of the Company at 250, 706 – 7th Ave. S.W., Calgary, Alberta T2P 0Z1.

(6)   This proxy ceases to be valid one year from its date.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

_____   _____   _____   _____
Signature of Shareholder   Date: Signature of Shareholder   Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, give full title as such. If signer is a partnership, please sign in partnership name by authorized person.